UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Intraware, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

46118M 10 3

(CUSIP Number)

Melodie R. Rose, Esq.

Fredrikson & Byron, P.A.

4000 Pillsbury Center
200 South Sixth Street

Minneapolis, Minnesota 55402

(612) 492-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46118M 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Zomax Incorporated 41-1833089

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,097,561

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,097,561

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,097,561

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $0.0001 par value per share, of Intraware, Inc. (“Intraware”).  The name and address of the principal executive offices of the issuer of such securities are Intraware, Inc., 25 Orinda Way, Orinda, California 94563.

Item 2.	Identity and Background
(a), (b) and (c):

Zomax Incorporated (“Zomax”), 5353 Nathan Lane, Plymouth, Minnesota 55442, is a Minnesota corporation, principally engaged as an international outsource provider of process management services.  Information is provided below with respect to persons who are executive officers and directors of Zomax.

James T. Anderson, Chief Executive Officer, Chairman and Director of Zomax, 5353 Nathan Lane, Plymouth, MN 55442;

Anthony Angelini, President and Director of Zomax, 5353 Nathan Lane, Plymouth, MN 55442;

Michelle S. Bedard, Executive Vice President — Sales and Marketing of Zomax, 5353 Nathan Lane, Plymouth, MN 55442;

John Gelp, Executive Vice President and Chief Financial Officer and Secretary of Zomax, 5353 Nathan Lane, Plymouth, MN 55442;

Phillip T. Levin, Director of Zomax, Chief Executive Officer of RNR, Inc., 7843 Ithaca Lane, North, Maple Grove, MN 55311;

Janice Ozzello Wilcox, Director of Zomax, Senior Vice President and Chief Financial Officer of Marquette Financial Companies, Inc., 60 S. Sixth Street, Suite 3800, Minneapolis, MN 55480;

Robert Ezrilov, Director of Zomax, Independent Consultant, 11706 Foxhall Road, Minnetonka, MN 55305;

Howard P. Liszt, Director of Zomax, Senior Fellow at University of Minnesota, 2462 Lafayette Road, Wayzata, MN 55391.

(d)           To the knowledge of Zomax, during the last five years, neither Zomax nor any of the persons listed above has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)           To the knowledge of Zomax, during the last five years, neither Zomax nor any of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals referred to above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On August 12, 2002, Zomax and Intraware entered into a Common Stock Purchase Agreement (“Purchase Agreement”), whereby Zomax acquired 6,097,561 shares of Common Stock of Intraware for $0.82 per share for an aggregate of $5,000,000, which payment was made in cash.

Item 4.	Purpose of Transaction

Zomax has acquired the shares of Intraware Common Stock solely for investment purposes.  Based upon their evaluation of Intraware’s financial condition, market conditions and other factors it may deem material, Zomax may seek to acquire additional shares of Intraware Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned.  Pursuant to the Purchase Agreement, Zomax has the right to (i) designate an observer or a representative to serve as a director on Intraware’s Board of Directors; (ii) purchase on a pro rata basis any shares of Intraware issued in an equity or debt financing of $750,000 or more and (iii) purchase up to 100% of shares of Intraware issued in an equity or debt financing of $750,000 or more at the per share selling price determined by Intraware plus a 15% premium, if the per share price (excluding the premium) would indicate a valuation of Intraware immediately prior to the issuance of such shares of $50 million or less.  These rights continue as long as Zomax holds five percent (5%) or more of the outstanding Intraware Common Stock and the strategic alliance agreement between Zomax and Intraware is in effect.  Except as set forth above, Zomax presently does not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with Intraware or others its position with respect to Intraware which could thereafter result in the adoption of such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a)           Zomax is the beneficial owner of 6,097,561 shares of Common Stock of Intraware, which represents approximately 11.9% of the outstanding Common Stock of Intraware.  To the knowledge of Zomax, no other person named in Item 2 beneficially owns any Intraware securities.

(b) Zomax has the sole power to vote and the sole power to dispose of all shares of Intraware Common Stock beneficially owned by it.

(c) Other than the transaction set forth in Item 3 above, neither Zomax nor the persons named in Item 2 effected a transaction in the Common Stock of Intraware during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Voting Agreement dated August 12, 2002 between Zomax and Peter H. Jackson, Chief Executive Officer and President of Intraware (“Jackson”), Jackson has agreed to vote, during the term of the agreement, all of his shares of Intraware Common Stock to elect Zomax’s designee to the Intraware Board of Directors.

Pursuant to a Registration Rights Agreement dated August 12, 2002 between Zomax and Intraware, Intraware has agreed to file a registration statement to register the 6,097,561 shares of Intraware Common Stock on or before August 12, 2003.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 — Common Stock Purchase Agreement between Zomax and Intraware dated August 12, 2002
Exhibit 2 — Registration Rights Agreement between Zomax and Intraware dated August 12, 2002
Exhibit 3 — Voting Agreement between Zomax and Peter H. Jackson dated August 12, 2002

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2002

ZOMAX INCORPORATED

By:	/s/ John Gelp
John Gelp
Executive Vice President and Chief Financial Officer

SCHEDULE 13D

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Common Stock Purchase Agreement between Zomax and Intraware dated August 12, 2002
Exhibit 2	Registration Rights Agreement between Zomax and Intraware dated August 12, 2002
Exhibit 3	Voting Agreement between Zomax and Peter H. Jackson dated August 12, 2002